

September 17, 2013

<u>Via E-mail</u>
Ms. Tai Yau Ting
Chief Financial Officer
Exceed Company Ltd.
Unit F, 24/F, China Overseas Building
139 Hennessy Road, Wanchai
Hong Kong

   Re: Exceed Company Ltd.
     Form 20-F for the Year Ended December 31, 2012
     Filed March 27, 2013
     File No. 1-33799

Dear Ms. Tai:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director